Contact:  Paul G. Henning
                                                (212) 297-2125



                OMI REPORTS THIRD QUARTER RESULTS

    New York, October 28 -- OMI Corp. (OMM:NYSE) today announced that for the three months ended September 30, 1994, the Company had a net loss of $498,000, or $.02 per share, compared to a loss of $1,897,000, or $.06 per share, in the corresponding 1993 period. The 1994 third quarter results include the gain of $7,177,000, on the sale of three 1969 built U.S. flag product carriers, and an adjustment of $4,317,000, as a result of its ongoing evaluation of the drydock program and reduction of associated costs. Revenue for the quarter was $64,635,000, compared to $69,099,000 reported a year ago.
    For the nine month period, the Company's net loss was $7,636,000, or $.25 per share, compared to a loss of $812,000, or $.03 per share for the corresponding 1993 period. Revenue was $198,516,000, compared to $204,983,000 in 1993.
    Results for the quarter and the year reflect a sluggish international tanker market and a most difficult environment for U.S. flag tankers and dry bulk carriers. However, foreign tanker rates have stabilized in recent weeks and the international dry bulk shipping markets have improved substantially.
    Subsequent to the end of the quarter, OMI has obtained Certificates of Financial Responsibility (COFRS) from the U.S. Coast Guard for all of its wholly-owned and operated tankers and all but one of the joint venture tankers it operates. OMI is confident that COFRS will be obtained for the remaining vessels.
    OMI, a major bulk shipping company, operates in both the domestic and inter-national shipping markets. Its operating fleet currently totals 45 vessels (in-cluding six chartered-in tankers), aggregating approximately 3.8 million dwt. One Suezmax tanker, aggregating 149,000 dwt is on order with delivery scheduled in 1996. The Company also has significant investments in other marine related activities, including lightering of large crude carriers in the Gulf of Mexico and workboat services.


                          OMI CORP. (OMM:NYSE)
                  (In thousands, except per share data)

                            FOR THE THREE MONTHS      FOR THE NINE MONTHS
                              ENDED SEPTEMBER 30       ENDED SEPTEMBER 30
                                1994      1993         1994       1993
Revenues                   $64,635       $69,099    $198,516    $204,983
Income (loss) before
   income taxes             (1,249)          965     (12,774)      1,517
Provision (benefit) for
   income taxes               (751)        2,862      (5,138)      2,329
Net (loss)                    (498)       (1,897)     (7,636)       (812)
Net (loss) per share       $  (.02)      $  (.06)   $   (.25)   $   (.03)
Average shares outstanding  30,406        30,601      30,378      30,583

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10/28/94